UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-41164

AleAnna, Inc.

(Exact name of registrant as specified in its charter)

300 Crescent Court, Suite 1860
Dallas, Texas 75201 (469) 396-2200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant

Class A ordinary shares, par value $0.0001 per share

Warrants, each whole warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty of file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record of as of the certification or notice date: 1*

*	On December 13, 2024, pursuant to the terms of its previously announced Agreement and Plan of Merger, dated as of June 4, 2024, and as may be further amended, supplemented or otherwise modified from time to time, by and among AleAnna, Inc., a Delaware corporation (f/k/a Swiftmerge Acquisition Corp.) (the “Company”), AleAnna Energy, LLC, a Delaware limited liability company (“AleAnna Energy”), Swiftmerge HoldCo LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company (“HoldCo”), and Swiftmerge Merger Sub LLC, a Delaware limited liability company and wholly-owned subsidiary of HoldCo (“Merger Sub”), Merger Sub merged with and into AleAnna Energy, with AleAnna Energy surviving the merger as a wholly owned subsidiary of HoldCo.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, AleAnna, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 13, 2024

ALEANNA, INC.

By:	/s/ Tristan Yopp
Name:	Tristan Yopp
Title:	Chief Financial Officer